UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

HOME BANCSHARES, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Exact name of registrant as specified in its charter)

719 Harkrider

Conway, Arkansas 72032

(501) 328-4656

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the

Home BancShares, Inc. 401(k) Plan

(Title of each class of securities covered by this Form)

Plan Interest in the Home

BancShares, Inc. 401(k) and Employee Stock Ownership Plan (1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(1)

(1)

Effective January 31, 2019, the Home BancShares, Inc. 401(k) Plan (the “401(k) Plan”) merged into the Home Bancshares, Inc. 401(k) and Employee Stock Ownership Plan (the “ESOP”). As a result of such merger, the interests in the 401(k) Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 15d-6, the ESOP has filed this Form 15 as successor in interest to the 401(k) Plan to reflect the suspension of the 401(k) Plans’ duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan, as successor to the Home BancShares, Inc. 401(k) Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HOME BANCSHARES, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN, AS SUCCESSOR TO THE HOME BANCSHARES, INC. 401(k) PLAN

Date: July 15, 2020	By:	/s/ Brian S. Davis
Name: Brian S. Davis
Title: Plan Administrator